U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

December 21, 2017

VIA EDGAR TRANSMISSION

Ms. Allison White
Mr. Jeff Long
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Manager Directed Portfolios (the "Trust") Securities Act Registration No.: 333-133691
Investment Company Registration No.: 811-21897
Spyglass Growth Fund (S000060175)

Dear Ms. White and Mr. Long:

This amendment is being filed under Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), in response to your oral comments provided to Rachel Spearo of U.S. Bancorp Fund Services, LLC on November 27, 2017, November 29, 2017 and December 12, 2017, regarding the Trust's Post-Effective Amendment ("PEA") No. 39 to its registration statement, filed on behalf of its series, Spyglass Growth Fund (the "Fund").  PEA No. 39 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on October 13, 2017 for the purpose of registering the Fund as a new series of the Trust.  The Trust is filing this PEA No. 44 under Rule 485(a) with the revisions discussed herein in response to your comments, including the addition of financial statements for the Spyglass Growth Fund LP, as referenced in the comments/responses below, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust's response, each of your comments is included in bold typeface and immediately followed by the Trust's response.

COMMENTS PROVIDED BY MS. WHITE ON NOVEMBER 27, 2017

General Comments

1.
Staff Comment:  Since the Fund is converting from a private fund to an open-ended fund, please explain supplementally how the Fund intends to comply with the liquidity requirements imposed on open-end funds under the Investment Company Act of 1940, as amended (the "Investment Company Act").  In your explanation, please discuss whether any investments that the Fund considers to be liquid were previously characterized as being illiquid, restricted, or classified as a Level 3 asset.  If so, please identify those investments and provide the basis for the re-characterization.

Response:  The Trust responds by confirming supplementally that the Spyglass Partners Fund LP (the "Predecessor Partnership") does not currently hold, and does not expect to hold at the time of the conversion, any securities that are characterized as being illiquid, restricted or classified as Level 3 assets, and no securities will be re-characterized.  As such, it is anticipated that immediately following the conversion the Fund's portfolio will comply with the liquidity requirements of the Investment Company Act.

2.	Staff Comment: Please update the EDGAR series and class identifiers for the Fund when the ticker symbol is available.

Response:  The Trust responds by confirming supplementally that the EDGAR series and class identifiers have been updated with the ticker symbol for the Institutional Shares class.  The EDGAR series and class identifiers for the Retail Shares class of the Fund, which is not currently offered, will be updated in the future, prior to the public offering of those shares.

Prospectus – Summary Section – Portfolio Turnover

3.	Staff Comment: Please consider disclosing the portfolio turnover rate for the Predecessor Partnership.

Response:  The Trust responds by making the suggested revision.

Prospectus – Summary Section – Principal Investment Strategies

4.	Staff Comment: Please expand the description of how the investment adviser determines whether a company is a growth company, and identify the investable universe for the Fund.

Response:  The Trust responds by revising the applicable disclosure to read: "The Advisor seeks to identify companies from the Fund's investable universe of U.S. growth companies with market capitalizations between $2 billion and $12 billion that it believes have potential for above-average revenue and/or earnings growth through thoughtful, disciplined, bottom-up fundamental research and comprehensive due diligence."

5.	Staff Comment: Please revise the last sentence in this section beginning "When evaluating a security or sale…" to replace "or" with "for."

Response:  The Trust responds by making the requested revision.

6.
Staff Comment:  The principal risk factor labeled "Equity Market Risk" in the Summary Section includes a statement regarding preferred stocks.  If the Fund will invest in preferred stocks as a principal investment strategy, please revise the discussion of the Fund's principal investment strategies to include preferred stocks.  If not, please revise the risk disclosure accordingly.

Response:  The Trust responds by stating supplementally that the Fund will not invest in preferred stock as a principal investment strategy, and has removed the statement regarding preferred stocks from the "Equity Market Risk" disclosure.

Prospectus – Summary Section – Performance

7.	Staff Comment: Please describe the background of the Predecessor Partnership, including information about when and why the Predecessor Partnership was created.

Response:  The Trust responds by adding the following disclosure to this section: "The Predecessor Partnership was formed on October 1, 2015 to serve as a pooled investment vehicle for accredited investors."

8.
Staff Comment:  State that the investment adviser for the Fund was the adviser for the Predecessor Partnership for the entire performance period shown.  Also, state whether the adviser managed any other accounts that were materially equivalent to the Fund.  Were these other accounts converted to registered companies, and if not, why not?

Response:  The Trust responds by revising current disclosure in this section stating "...from the date of inception through the time of the conversion, the Predecessor Partnership will have been managed by the same portfolio manager as the Fund" to clarify that the investment adviser of the Fund was the adviser for the Predecessor Partnership for the entire performance period shown.  The Trust responds further by adding the following disclosure to this section: "As of the date of this Prospectus, the Advisor does not manage any accounts materially equivalent to the Fund, nor did the Advisor manage any such accounts during the period of the Predecessor Partnership's performance shown."

9.	Staff Comment: State whether the adviser believes that the Predecessor Partnership could have complied with Subchapter M of the Internal Revenue Code.

Response:  The Trust responds supplementally that, based on information provided by the Predecessor Partnership, the Predecessor Partnership could not have complied with Subchapter M of the Internal Revenue Code. Please note the following language that appears in the Prospectus after the Average Annual Total Returns table: "The Predecessor Partnership was an unregistered partnership that did not qualify as a regulated investment company for federal income tax purposes and did not pay dividends and distributions.

10.
Staff Comment:  Please disclose who conducted the audit of the Predecessor Partnership's performance and what type of audit was conducted. Please also include in the registration statement a consent for the audit. See Rule 436 under the Securities Act of 1933.

Response:  The Trust responds by revising the current disclosure to state that BDO USA, LLP conducted the independent audit of the Prececessor Partnership's financial statements.  The Trust also undertakes to file a consent for the inclusion of the audited financial statements as an exhibit to the registration statement.

11.	Staff Comment: Since the Fund is adopting the Predecessor Partnership's performance and the narrative explains this, please remove "Predecessor Partnership" from the heading.

Response:  The Trust responds by making the requested revision.

Prospectus – Investment Strategies, Risks and Disclosure of Portfolio Holdings – Principal Investment Strategies

12.	Staff Comment: Please revise the statement "The Advisor looks for great companies that are operating in secular growth industries" to clarify "secular growth industries" using Plain English.

Response:  The Trust responds by revising the applicable disclosure to read: "The Advisor looks for great companies that are operating in industries that are expected to experience long-term growth."

13.
Staff Comment:  Please revise the statement "The Fund's investment process seeks to find instances where the market underestimates the opportunity set and the probability of success" using Plain English.

Response:  The Trust responds by revising the applicable disclosure to read: "The Fund's investment process seeks to find instances where general market expectations underestimate a company's opportunity for growth and probability of success."

Statement of Additional Information – Investment Limitations

14.
Staff Comment:  With respect to the disclosure of the Fund's investment limitations, please revise restriction (2) regarding concentration of investments, or the narrative following the restriction, to affirmatively state that the Fund will adhere to the Staff's position that the Fund must take the underlying holdings of an investment company in which the Fund is invested into account when determining concentration of the Fund.

Response:  The Trust responds by noting supplementally that the following explanatory disclosure concerning investment limitation (2) has previously been included in the narrative following the enumerated list of fundamental investment limitations:

"With regard to the statement that the restriction set forth in item (2) above does not apply to securities issued by other investment companies, the SEC staff has maintained that a fund should consider the underlying investments of investment companies in which the fund is invested when determining concentration of the fund.  The Fund will look through to the underlying holdings of investment companies in which the Fund is invested when determining the concentration of the Fund."

COMMENTS PROVIDED BY MR. LONG ON NOVEMBER 29, 2017 and December 12, 2017

Comments on Financial Statements of Spyglass Partners Fund LP (the "LP")

1.
Staff Comment:  The Staff notes the period of the financial statements for the LP covers the 15-month period from 10/1/2015 to 12/31/2016. The Staff would expect to see separate financial statements for the period from 10/1/2015 to 12/31/2015, and 1/1/2016 to 12/31/2016. Please explain why the two periods have been combined. For example, were the LP's holdings in 2015 limited to cash or did other circumstances of the LP's investment activity during the three-month period in 2015 somehow warrant the combined financial statements? Note the Staff would prefer separate financial statements.

Response:  The Trust responds by explaining supplementally that, based on information provided by the LP, the election by the LP to engage independent certified public accountants to audit the 15-month period ended December 31, 2016, rather than to audit separate financial statements for the two periods significantly reduced costs to the LP and its investors and was at all times compliant with the requirements of the California Department of Business Oversight.  The Trust respectfully declines to provide separate financial statements for the LP in its registration statement, as doing so would require new audits of the three-month period from October 1, 2015 to December 31, 2015 and the fiscal year ended December 31, 2016, and would impose a significant cost on the LP and its investors.

2.	Staff Comment: Please explain how the financial highlights would differ if the LP's financial statements for 2015 and 2016 had been presented separately.

Response:  The Trust responds supplmentally by referring to the Trust's response to Staff Comment 1, and by providing supplementally, based on information provided by the LP, the following unaudited Statements of Operations, which provide a side-by-side comparison of the year ended December 31, 2016 and the three-month period from inception on October 1, 2015 to December 31, 2015:

	Year Ended December 31, 2016 (UNAUDITED)	Period From October 1, 2015 (INCEPTION) to December 31, 2015 (UNAUDITED)

Investment Income
Dividends	$7,894	$11,952

Expenses
Management Fees	86,726	19,162
Administrative Expense	25,500	6,000
Professional Fees and Other	28,150	8,100
Total Expenses	140,376	33,262
Expenses Reimbursed by the General Partner	(9,095)	(3,801)
Total Net Expenses	131,281	29,461

Net Investment Income (Loss)	(123,387)	(17,509)

Realized and Unrealized Gains (Losses) on Investments
Net Realized Gains (Losses) on marketable securities	(99,733)	61,445
Change in Unrealized Gains & Losses on marketable securities	(1,243,665)	315,156
Net Realized and Unrealized Gains (Losses) on Investments	(1,343,398)	376,601

Net Income (Loss)	$(1,466,785)	$359,092

3.	Staff Comment: Please provide the lock up period for the limited partners of the LP.

Response:  The Trust responds by stating supplementally that, based on information provided by the LP, the limited partners of the LP are not subject to a lock-up period.

4.
Staff Comment: The Staff requests that the Schedule of Investments be presented in full, rather than summary format, per rule 12-12 of Regulation S-X.  Please break out the securities currently included in as "Other." Note this does not require a new audit, only an expanded presentation of the previously audited SOI.

Response:  The Trust responds by making the requested revision to include the full SOI in the revised financial statements for the LP, as provided by the LP and included with the Statement of Additional Information for the Fund filed with this PEA No. 44.

5.
Staff Comment: Please note the financial statements for the period ended 12/31/2016 are deemed stale after 245 days. Please update the financial statements to include a more recent period, such as the 6/30/2017 semi-annual period. Note this additional period may be unaudited.

Response:  The Trust responds by referring to the revised financial statements for the LP, as included with the Statement of Additional Information for the Fund filed with this PEA No. 44, which include unaudited financial statements for the six-month period ended June 30, 2017, as provided by the LP.

6.
Staff Comment: With respect to the LP, please provide information on any redemptions or subscriptions made at offering price during the three-month period from October 1, 2015 through December 31, 2015.

Response:  The Trust responds by stating supplementally that, based on information provided by the LP, there were no redemptions made during the three-month period from October 1, 2015 through December 31, 2015.  During the same period, subscriptions in the LP were as follows:

Date	Number of Subscriptions	Total Amount of Subscriptions ($)
October 1, 2015	28	$7,465,000
November 1, 2015	3	$650,000
December 1, 2015	None	None

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5208.

Sincerely,

/s/ Douglas J. Neilson
Douglas J. Neilson
President and Principal Executive Officer
Manager Directed Portfolios